

December 2, 2020

Evan Stolove
Senior Vice President and General Counsel
Genworth Mortgage Holdings, Inc.
8325 Six Forks Road
Raleigh, NC 27615

      Re: Genworth Mortgage Holdings, Inc.
          Amendment No. 1 to
          Draft Registration Statement on Form S-1
          Submitted November 19, 2020
          CIK No. 0001823529

Dear Mr. Stolove:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Investment Portfolio, page 135

1.   Refer to your response to comment 8. Please disclose the material terms of your investment management agreement with your parent, including the compensation structure for investment management services.

Evan Stolove
Genworth Mortgage Holdings, Inc.
December 2, 2020
Page 2

You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Michael Schiavone